Exhibit 99.1

1049 Camino Dos Rios Thousand Oaks, CA 91360-2362
NEWSRELEASE
TELEDYNE TECHNOLOGIES REPORTS
FOURTH QUARTER RESULTS

THOUSAND OAKS, Calif. – January 27, 2021 – Teledyne Technologies Incorporated (NYSE:TDY)

•Fourth quarter sales of $809.3 million
•All-time record GAAP diluted earnings per share of $3.48, an increase of 13.7% compared with last year
•All-time record GAAP operating margin of 17.8%, an increase of 173 bps from last year
•Record quarterly and full year cash from operations of $236.4 million and $618.9 million, respectively
•Announced pending acquisition of FLIR Systems, Inc. for approximately $8.0 billion
•Issuing full year 2021 diluted earnings per share outlook of $11.25 to $11.45, which does not reflect the pending acquisition of FLIR and related acquisition and financing costs

Teledyne today reported fourth quarter 2020 net sales of $809.3 million, compared with net sales of $834.2 million for the fourth quarter of 2019, a decrease of 3.0%. Net income was $132.1 million ($3.48 diluted earnings per share) for the fourth quarter of 2020, compared with $115.7 million ($3.06 diluted earnings per share) for the fourth quarter of 2019, an increase of 14.2%. The fourth quarter of 2020 included $10.4 million in severance, facility consolidation, acquisition and other costs compared with $3.1 million in severance, facility consolidation, acquisition and other costs for the fourth quarter of 2019. The fourth quarter of 2020 reflected net discrete income tax benefits of $18.8 million compared with net discrete income tax benefits of $8.3 million for the fourth quarter of 2019.
“We concluded 2020 with the best earnings, operating margin and cash flow in the company’s history,” said Robert Mehrabian, Executive Chairman. “Given record quarterly and full year free cash flow of $217.0 million and $547.5 million, respectively, we ended the year with only $105.4 million of net debt. For over two decades, we have consistently and predictably compounded earnings and cash flow. Nevertheless, I have never been more excited about Teledyne’s future. On the first day of fiscal 2021, we announced the pending acquisition of FLIR for $8.0 billion. Across digital imaging and unmanned systems, FLIR will add uniquely complementary technologies, products, customers and applications to Teledyne’s proven business model.”
Full Year 2020
Total year sales for 2020 were $3,086.2 million, compared with $3,163.6 million for 2019, a decrease of 2.4%. Net income was $401.9 million ($10.62 per diluted share) for fiscal year 2020, compared with $402.3 million ($10.73 per diluted share) for fiscal year 2019, a decrease of 0.1%.
Total year 2020 and 2019 also reflected pretax charges totaling $33.3 million and $8.8 million, respectively, in severance, facility consolidation, acquisition and other costs. Net income for 2020 included net discrete tax benefits of $34.6 million, compared with $26.1 million for 2019.

Review of Operations
Comparisons are with the fourth quarter of 2019, unless noted otherwise. The fourth quarter of 2020 contained 14 weeks and the fourth quarter of 2019 contained 13 weeks.
Instrumentation
The Instrumentation segment’s fourth quarter 2020 net sales were $282.8 million, compared with $301.6 million, a decrease of 6.2%. Operating income was $63.2 million for the fourth quarter of 2020, compared with $59.5 million, an increase of 6.2%.
The fourth quarter 2020 net sales decrease resulted from lower sales of marine instrumentation and environmental instrumentation, partially offset by higher sales of test and measurement instrumentation. Sales of marine instrumentation decreased $13.6 million and environmental instrumentation decreased $7.7 million. Sales of test and measurement instrumentation increased $2.5 million and included $4.8 million in sales from the 2020 acquisition of OakGate Technology, Inc. The increase in operating income in the fourth quarter of 2020 primarily reflected favorable product mix. Operating income in the fourth quarter of 2020 included $2.6 million in severance, facility consolidation, acquisition and other costs compared with $1.4 million in severance, facility consolidation, acquisition and other costs for the fourth quarter of 2019.
Digital Imaging
The Digital Imaging segment’s fourth quarter 2020 net sales were $262.0 million, compared with $268.1 million, a decrease of 2.3%. Operating income was $56.7 million for the fourth quarter of 2020, compared with $47.1 million, an increase of 20.4%.
The fourth quarter 2020 net sales primarily reflected lower sales of X-ray detectors for dental and medical imaging, partially offset by greater sales of infrared and visible detectors for space applications. The increase in operating income in the fourth quarter of 2020 primarily reflected improved margins across most product categories.
Aerospace and Defense Electronics
The Aerospace and Defense Electronics segment’s fourth quarter 2020 net sales were $145.2 million, compared with $170.4 million, a decrease of 14.8%. Operating income was $23.2 million for the fourth quarter of 2020, compared with $32.8 million a decrease of 29.3%.
The fourth quarter 2020 net sales reflected $22.2 million of lower sales for aerospace electronics and lower sales of $3.0 million for defense and space electronics. The continued weakness in the commercial aerospace industry has negatively affected sales of aerospace electronics. Reduced sales of defense and space electronics resulted from lower commercial space sales. Operating income in the fourth quarter of 2020 reflected the impact of lower sales. Operating income in the fourth quarter of 2020 included $5.8 million in severance, facility consolidation and other costs compared with $0.1 million in severance, facility consolidation and other costs for the fourth quarter of 2019.
Engineered Systems
The Engineered Systems segment’s fourth quarter 2020 net sales were $119.3 million compared with $94.1 million, an increase of 26.8%. Operating income was $15.4 million for the fourth quarter of 2020, compared with $10.5 million, an increase of 46.7%.
The fourth quarter 2020 net sales primarily reflected higher sales of $24.6 million of engineered products and $1.7 million for turbine engines, partially offset by lower sales of $1.1 million of energy systems. The higher sales primarily reflected increased sales from defense, nuclear and other manufacturing programs, as well as electronic manufacturing services products. The increase in operating income in the fourth quarter of 2020 reflected the impact of higher sales and a greater mix of higher margin fixed-price manufacturing programs.

Additional Financial Information
Cash Flow
Cash provided by operating activities was $236.4 million for the fourth quarter of 2020, compared with $167.9 million. The higher cash flow from operating activities for the fourth quarter of 2020 reflected the impact of higher net income and the timing of accounts receivable collections. At January 3, 2021, cash and cash equivalents and total debt were $673.1 million and $778.5 million, respectively, compared with cash and cash equivalents and total debt of $199.5 million and $850.6 million, respectively at December 29, 2019. At January 3, 2021, $125.0 million was outstanding under the $750.0 million credit facility with available borrowing capacity under the facility, which is reduced by borrowings and certain outstanding letters of credit, of $615.5 million. The company received $6.8 million from the exercise of stock options in the fourth quarter of 2020 compared with $5.4 million. Capital expenditures for the fourth quarter of 2020 were $19.4 million, compared with $23.9 million. Depreciation and amortization expense for the fourth quarter of 2020 was $28.7 million, compared with $29.3 million.
Teledyne and FLIR Systems, Inc. (“FLIR”) have entered into a definitive agreement under which Teledyne will acquire FLIR in a cash and stock transaction valued at approximately $8.0 billion. Under the terms of the agreement, FLIR stockholders will receive $28.00 per share in cash and 0.0718 shares of Teledyne common stock for each FLIR share, which implies a total purchase price of $56.00 per FLIR share based on Teledyne’s 5-day volume weighted average price as of December 31, 2020. The transaction is expected to close in the middle of 2021 subject to the receipt of required regulatory approvals, including expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, approvals of Teledyne and FLIR stockholders and other customary closing conditions.
As part of the transaction, Teledyne has arranged a $4.5 billion 364-day credit commitment to fund the transaction and refinance certain existing debt. Teledyne expects to fund the transaction with permanent financing prior to closing.

Free Cash Flow (a)	Fourth Quarter		Total Year
(in millions, brackets indicate use of funds)	2020	2019	2020	2019
Cash provided by operating activities	$236.4	$167.9	$618.9	$482.1
Capital expenditures for property, plant and equipment	(19.4)	(23.9)	(71.4)	(88.4)
Free cash flow	$217.0	$144.0	$547.5	$393.7
(a) The company defines free cash flow as cash provided by operating activities (a measure prescribed by generally accepted accounting principles) less capital expenditures for property, plant and equipment. The company believes that this supplemental non-GAAP information is useful to assist management and the investment community in analyzing the company’s ability to generate cash flow.

Income Taxes
The effective tax rate for the fourth quarter of 2020 was 6.4% compared with 10.7%. The fourth quarter of 2020 reflected net discrete income tax benefits of $18.8 million, which included a $5.7 million income tax benefit related to share-based accounting. The fourth quarter of 2020 also included net discrete income tax benefits of $9.8 million primarily related to U.S. export sales, U.S. research credits and other items. The fourth quarter of 2019 reflected net discrete income tax benefits of $8.3 million. This amount included $4.2 million in income tax benefit related to share-based accounting and a $4.2 million in income tax benefit primarily related to U.S. export sales. Excluding the net discrete income tax benefits in both periods, the effective tax rates would have been 19.7% for the fourth quarter of 2020 compared with 17.1%.

Other
Stock option expense was $5.9 million for the fourth quarter of 2020 compared with $5.7 million. Stock option expense for fiscal year 2020 was $24.7 million, compared with $26.1 million for fiscal year 2019. Non-service retirement benefit income was $3.2 million for the fourth quarter of 2020, compared with $1.9 million. Interest expense, net of interest income, decreased to $3.4 million for the fourth quarter of 2020 compared with $4.7 million and reflected the impact of lower average interest rates. Corporate expense decreased to $14.7 million for the fourth quarter of 2020, compared with $16.1 million and reflected lower compensation and travel expense.
Outlook
Based on its current outlook, the company’s management believes that first quarter 2021 diluted earnings per share will be in the range of $2.55 to $2.60 and full year 2021 diluted earnings per share will be in the range of $11.25 to $11.45, which does not reflect the pending acquisition of FLIR and related acquisition and financing costs, which cannot be estimated at this time, but are expected to be significant. The company’s annual expected tax rate for 2021 is 22.3%, before discrete items. In addition, we currently expect less discrete tax items in 2021 compared with 2020.
Forward-Looking Statements Cautionary Notice
This earnings release contains forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, with respect to management’s beliefs about the financial condition, results of operations and businesses of Teledyne in the future. Forward-looking statements involve risks and uncertainties, are based on the current expectations of the management of Teledyne and are subject to uncertainty and changes in circumstances. The forward-looking statements contained herein may include statements about the expected effects on Teledyne of the proposed acquisition of FLIR, the anticipated timing and scope of the proposed transaction, anticipated earnings enhancements, estimated cost savings and other synergies related to the proposed transaction, costs to be incurred in achieving synergies, anticipated capital expenditures and product developments, and other strategic options. Forward-looking statements generally are accompanied by words such as “projects”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “will” and words of similar import that convey the uncertainty of future events or outcomes. All statements made in this communication that are not historical in nature should be considered forward-looking. By its nature, forward-looking information is not a guarantee of future performance or results and involves risks and uncertainties because it relates to events and depends on circumstances that will occur in the future.
Actual results could differ materially from these forward-looking statements. Many factors could change anticipated results, including ongoing challenges and uncertainties posed by the COVID-19 pandemic for businesses and governments around the world; the occurrence of any event, change or other circumstances that could give rise to the right of Teledyne or FLIR or both to terminate the Merger Agreement; the outcome of any legal proceedings that may be instituted against Teledyne or FLIR in connection with the Merger Agreement; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) or stockholder approvals or to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the failure to obtain the debt portion of the financing for the proposed transaction; the inability to complete the acquisition and integration of FLIR successfully, to retain customers and key employees and to achieve operating synergies, including the possibility that the anticipated benefits of the proposed transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Teledyne and FLIR do business; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; changes in relevant tax and other laws; the inability to develop and market new competitive products; inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with U.S. GAAP and related standards; operating results of FLIR being lower than anticipated; disruptions in the global economy; the spread of the COVID-19 virus resulting in production, supply, contractual and other disruptions, including facility closures and furloughs and travel restrictions; customer and supplier bankruptcies; changes in demand for products sold to the defense electronics, instrumentation, digital imaging, energy exploration and production, commercial aviation, semiconductor and communications markets; funding, continuation and award of government programs; cuts to defense spending resulting from existing and future deficit reduction measures or changes to U.S. and foreign government spending and budget priorities triggered by the COVID-19 pandemic; impacts from the United Kingdom’s exit from the European Union; uncertainties related to the policies of the new U.S. Presidential Administration; the imposition and expansion of, and responses to, trade sanctions and tariffs; escalating economic and diplomatic tension between China and the United States; and threats to the security of our confidential and proprietary information, including cyber security threats. Lower oil and natural gas prices, as well as instability in the Middle East or other oil producing regions, and new regulations or restrictions relating to energy production, including with respect to hydraulic fracturing, could further negatively affect our businesses that supply the oil and gas industry. Disruptions from the production delay of Boeing’s 737 Max aircraft and continued weakness in the commercial aerospace industry will negatively affect the markets of our commercial aviation businesses. In addition, financial market fluctuations affect the value of the company's pension assets.
Changes in the policies of U.S. and foreign governments, including economic sanctions, could result, over time, in reductions or realignment in defense or other government spending and further changes in programs in which the company participates.
Additional factors that could cause results to differ materially from those described above can be found in Teledyne’s Annual Report on Form 10-K for the year ended December 29, 2019, and its Quarterly Reports on Form 10-Q for the periods ended March 29, 2020, June 28, 2020 and September 27, 2020, all of which are on file with the SEC and available in the “Investors” section of Teledyne’s website, teledyne.com, under the heading “Investor Information” and in other documents Teledyne files with the SEC, and in FLIR’s Annual Report on Form 10-K for the year ended December 31, 2019, and its Quarterly Reports on Form 10-Q for the periods ended March 31, June 30 and September 30, 2020, all of which are on file with the SEC and available on the “Investor Relations” page of FLIR’s website, flir.com, under the heading “Filings and Financials” and in other documents FLIR files with the SEC.
All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Teledyne nor FLIR assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.
Additional Information and Where to Find It
In connection with the proposed transaction between Teledyne Technologies Incorporated (“Teledyne”) and FLIR Systems, Inc. (“FLIR”), Teledyne will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Teledyne and FLIR and a prospectus of Teledyne, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Teledyne and FLIR will be submitted to Teledyne’s stockholders and FLIR’s stockholders for their consideration. Stockholders of Teledyne and stockholders of FLIR are urged to read the registration statement and the joint proxy statement/prospectus regarding the transaction when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.
Stockholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Teledyne and FLIR, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Teledyne, Attn: Investor Relations, 1049 Camino Dos Rios, Thousand Oaks, California 91360, or to FLIR, Attn: Corporate Secretary, 1201 S Joyce St, Arlington, Virginia 22202.

Participants in the Solicitation
Teledyne, FLIR and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding Teledyne’s directors and executive officers is available in its definitive proxy statement for its 2020 Annual Meeting, which was filed with the SEC on March 10, 2020, its Annual Report on Form 10-K for the year ended December 28, 2019, which was filed with the SEC on February 24, 2020, and certain of its Current Reports on Form 8-K. Information regarding FLIR’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 11, 2020, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.
No Offer or Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.
A live webcast of Teledyne’s fourth quarter earnings conference call will be held at 11:00 a.m. (Eastern) on Wednesday, January 27, 2021. To access the call, go to www.teledyne.com/investors/presentations approximately ten minutes before the scheduled start time. A replay will also be available for one month starting at 12:00 p.m. (Eastern) on Wednesday, January 27, 2021.

Contact:	Jason VanWees
(805) 373-4542

TELEDYNE TECHNOLOGIES INCORPORATED
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE FOURTH QUARTER AND TWELVE MONTHS ENDED (a)
JANUARY 3, 2021 AND DECEMBER 29, 2019
(Unaudited - in millions, except per share amounts)

	Fourth Quarter	Fourth Quarter	Twelve Months	Twelve Months
	2020	2019	2020	2019
Net sales	$809.3	$834.2	$3,086.2	$3,163.6
Costs and expenses:
Costs of sales	493.6	505.1	1,905.3	1,920.3
Selling, general and administrative expenses	171.9	195.3	700.8	751.6
Total costs and expenses	665.5	700.4	2,606.1	2,671.9
Operating income	143.8	133.8	480.1	491.7
Interest and debt expense, net	(3.4)	(4.7)	(15.3)	(21.0)
Non-service retirement benefit income	3.2	1.9	12.1	8.0
Other expense, net	(2.5)	(1.5)	(7.2)	(5.0)
Income before income taxes	141.1	129.5	469.7	473.7
Provision for income taxes	9.0	13.8	67.8	71.4
Net income	$132.1	$115.7	$401.9	$402.3

Diluted earnings per common share	$3.48	$3.06	$10.62	$10.73

Weighted average diluted common shares outstanding	38.0	37.8	37.9	37.5
(a) Fiscal year 2020 contained 53 weeks and fiscal year 2019 contained 52 weeks. The fourth quarter of 2020 contained 14 weeks and the fourth quarter of 2019 contained 13 weeks.

TELEDYNE TECHNOLOGIES INCORPORATED
SUMMARY OF SEGMENT NET SALES AND OPERATING INCOME
FOR THE FOURTH QUARTER AND TWELVE MONTHS ENDED
JANUARY 3, 2021 AND DECEMBER 29, 2019
(Unaudited - in millions)

	Fourth Quarter	Fourth Quarter	% Change	Twelve Months	Twelve Months	% Change
	2020	2019		2020	2019
Net sales:
Instrumentation	$282.8	$301.6	(6.2)%	$1,094.5	$1,105.1	(1.0)%
Digital Imaging	262.0	268.1	(2.3)%	986.0	992.9	(0.7)%
Aerospace and Defense Electronics	145.2	170.4	(14.8)%	589.4	690.1	(14.6)%
Engineered Systems	119.3	94.1	26.8%	416.3	375.5	10.9%
Total net sales	$809.3	$834.2	(3.0)%	$3,086.2	$3,163.6	(2.4)%
Operating income:
Instrumentation	$63.2	$59.5	6.2%	$213.2	$200.4	6.4%
Digital Imaging	56.7	47.1	20.4%	192.8	176.5	9.2%
Aerospace and Defense Electronics	23.2	32.8	(29.3)%	80.8	143.4	(43.7)%
Engineered Systems	15.4	10.5	46.7%	50.1	36.5	37.3%
Corporate expense	(14.7)	(16.1)	(8.7)%	(56.8)	(65.1)	(12.7)%
Operating income	143.8	133.8	7.5%	480.1	491.7	(2.4)%
Interest and debt expense, net	(3.4)	(4.7)	(27.7)%	(15.3)	(21.0)	(27.1)%
Non-service retirement benefit income	3.2	1.9	68.4%	12.1	8.0	51.3%
Other expense, net	(2.5)	(1.5)	66.7%	(7.2)	(5.0)	44.0%
Income before income taxes	141.1	129.5	9.0%	469.7	473.7	(0.8)%
Provision for income taxes	9.0	13.8	(34.8)%	67.8	71.4	(5.0)%
Net income	$132.1	$115.7	14.2%	$401.9	$402.3	(0.1)%
(a) Fiscal year 2020 contained 53 weeks and fiscal year 2019 contained 52 weeks. The fourth quarter of 2020 contained 14 weeks and the fourth quarter of 2019 contained 13 weeks.

TELEDYNE TECHNOLOGIES INCORPORATED
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited – in millions)

	January 3, 2021	December 29, 2019
ASSETS
Cash and cash equivalents	$673.1	$199.5
Accounts receivable, net	624.1	660.9
Inventories, net	347.3	393.4
Prepaid expenses and other current assets	78.1	59.9
Total current assets	1,722.6	1,313.7
Property, plant and equipment, net	489.3	487.9
Goodwill and acquired intangible assets, net	2,559.7	2,481.3
Prepaid pension asset	51.7	71.8
Other assets, net	245.3	225.1
Total assets	$5,068.6	$4,579.8
LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable	$229.1	$271.1
Accrued liabilities	434.2	391.5
Current portion of long-term debt and other debt	97.6	100.6
Total current liabilities	760.9	763.2
Long-term debt	680.9	750.0
Other long-term liabilities	398.2	351.9
Total liabilities	1,840.0	1,865.1
Total stockholders’ equity	3,228.6	2,714.7
Total liabilities and stockholders’ equity	$5,068.6	$4,579.8